UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 1-12711
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 253862 10 6

Check One:

☐   Form 10-K    ☐   Form 20-F   ☐    Form 11-K    ☑   Form 10-Q     ☐   Form 10-D   ☐   Form N-CSR

For Period Ended:    September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:     _____________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Digital Power Corporation
Full Name of Registrant

N/A
Former Name if Applicable

48430 Lakeview Blvd.
Address of Principal Executive Office (Street and Number)

Fremont, California 94538-3158
City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Information necessary for the filing of a complete and accurate Form 10-Q can not be gathered within the prescribed time period without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Amos Kohn	510-657-2635
(Name)	(Area Code and Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Company anticipates revenues of approximately $6,600,000 and a loss of approximately $4,700,000, of which approximately $2,500,000 is attributable to non-cash charges from stock-based compensation and non-cash interest expense from the amortization of debt discount and debt financing costs, for the nine months ended September 30, 2017

Digital Power Corporation
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2017	By: /s/ Amos Kohn
Amos Kohn
Chief Executive Officer